
April 27, 2012

<u>Via E-mail</u>
Mr. Edward Donnelly
Chief Executive Officer
DynaVox, Inc.
2100 Wharton Street, Suite 400
Pittsburgh, Pennsylvania 15203

> **Re: DynaVox, Inc.**
> **Form 10-K for the Fiscal Year Ended July 1, 2011**
> **Filed on September 27, 2011**
> **File No. 001-34716**

Dear Mr. Donnelly:

We have reviewed your letter dated March 29, 2012 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 7, 2012.

<u>Form 10-K for the Fiscal Year Ended July 1, 2011</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Results of Operations, page 31</u>

1.   We note from your response to our prior comment 2 that your discussion of the results of operations for the predecessor and successor on a combined basis for the year ended July 2, 2010 is apparently intended to be a non-GAAP presentation.   Non-GAAP income statements are generally prohibited considering the Division's Compliance & Disclosure Interpretations Question 102.10 - Non-GAAP Financial Measures, updated as of July 8, 2011. In this regard your presentation should comply with Article 11 of Regulation S-X. Please tell us the relevant material pro forma adjustments that would be required by Article 11 of Regulation S-X for the presentation of these pro forma statements to comply

with guidance. If material relevant adjustments exist, please explain how you determined that inclusion of this information in the filing would not be beneficial to an investor.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Assistant Chief Accountant